Contact

www.linkedin.com/in/cecilialenk
(LinkedIn)

Top Skills

Venture Capital
Start-ups
Angel Investing

Cecilia Lenk

Chief Executive Officer at Netcapital Advisors Inc.
Boston, Massachusetts, United States

Summary

Director, Deuce Drone Inc.

Experience

Netcapital Inc.

3 years 5 months

CEO, Netcapital Advisors Inc.
January 2023 - Present (1 year 3 months)
Boston, Massachusetts, United States

Chief Executive Officer
November 2020 - January 2023 (2 years 3 months)
Boston, Massachusetts, United States

ValueSetters, Inc.

Chief Executive Officer
July 2017 - Present (6 years 9 months)
Boston MA

Launchpad Venture Group

Angel Investor
June 2012 - Present (11 years 10 months)

Watertown, Massachusetts

Town Councilor
January 2010 - December 2015 (6 years)

Chair, Public Works Subcommittee
Secretary, Budget and Finance Committee
Vice Chair, Personal Committee
Co-Chair, Ad hoc Technology Committee
Chair, Victory Field Fundraising Committee

Decision Resources

Vice President

2002 - 2009 (7 years)

Education

Harvard University

Ph.D., Biology

The Johns Hopkins University